UNITED STATES             12/31/97
                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              SCHEDULE 13G

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                     (AMENDMENT NO.          )*

MERRILL LYNCH & CO., INC.
(NAME OF ISSUER)
COMMON STOCK (PAR VALUE $1.33 1/3 PER SHARE)
(TITLE CLASS OF SECURITIES)
590188108
(CUSIP NUMBER)

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT.____(A FEE IS NOT REQUIRED ONLY IF THE FILING PERSON: (1) HAS A PREVIOUS STATEMENT ON FILE REPORTING BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES DESCRIBED IN ITEM 1; AND (2) HAS FILED NO AMENDMENT SUBSEQUENT THERETO REPORTING BENEFICIAL OWNERSHIP OF FIVE PERCENT OR LESS OF SUCH CLASS.) (SEE RULE 13D-7).

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A
REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT
CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED
IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP NO. 590188108            13G       PAGE 2 OF 5 PAGES

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON
    STATE STREET BANK AND TRUST COMPANY, CO-TRUSTEE     04-1867445
    MERRILL LYNCH & CO., INC. RETIREMENT ACCUMULATION PLAN

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*

    NOT APPLICABLE                                   A __
                                                     B __


3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    BOSTON, MASSACHUSETTS

5.  SOLE VOTING POWER
    0 SHARES
6.  SHARED VOTING POWER
    9,976,869.659 SHARES
     <F1>
7.  SOLE DISPOSITIVE POWER
    0 SHARES
8.  SHARED DISPOSITIVE POWER
    9,976,869.659 SHARES (TENDER ONLY)
     <F2>
9.  AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9,976,869.659 SHARES

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*

     NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     3 %

12.  TYPE OF REPORTING PERSON*

     BK
CUSIP NO. 590188108            13G       PAGE 2A OF 5 PAGES

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON
    STATE STREET BANK AND TRUST COMPANY, CO-TRUSTEE     04-1867445
    MERRILL LYNCH & CO., INC. 401(K) SAVINGS & INVESTMENT PLAN

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*

    NOT APPLICABLE                                   A __
                                                     B __


3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    BOSTON, MASSACHUSETTS

5.  SOLE VOTING POWER
    0 SHARES
6.  SHARED VOTING POWER
    8,318,484.009 SHARES
     <F1>
7.  SOLE DISPOSITIVE POWER
    0 SHARES
8.  SHARED DISPOSITIVE POWER
    8,318,484.009 SHARES (TENDER ONLY)
     <F2>
9.  AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    8,318,484.009 SHARES

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*

     NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    2.5 %

12.  TYPE OF REPORTING PERSON*

     BK
CUSIP NO. 590188108            13G       PAGE 2B OF 5 PAGES

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON
    STATE STREET BANK AND TRUST COMPANY, CO-TRUSTEE     04-1867445
    MERRILL LYNCH & CO., INC. EMPLOYEE STOCK OWNERSHIP PLAN TRUST

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*

    NOT APPLICABLE                                   A __
                                                     B __


3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    BOSTON, MASSACHUSETTS

5.  SOLE VOTING POWER
    0 SHARES
6.  SHARED VOTING POWER
    31,384,619.852 SHARES
     <F1>
7.  SOLE DISPOSITIVE POWER
    0 SHARES
8.  SHARED DISPOSITIVE POWER
    31,384,619.852 SHARES (TENDER ONLY)
     <F2>
9.  AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    31,384,619.852 SHARES

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*

     NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    9.4 %

12.  TYPE OF REPORTING PERSON*
     BK

   CUSIP NO. 590188108            13G       PAGE 2D OF 5 PAGES

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON
    STATE STREET BANK AND TRUST COMPANY, TRUSTEE     04-1867445
    OR DISCRETIONARY ADVISOR VARIOUS COLLECTIVE INVESTMENT FUNDS FOR
    EMPLOYEE BENEFIT PLANS AND OTHER INDEX ACCOUNTS    MERRILL LYNCH

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*

    NOT APPLICABLE                                   A __
                                                     B __


3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    BOSTON, MASSACHUSETTS

5.  SOLE VOTING POWER
    3,932,582 SHARES
6.  SHARED VOTING POWER
    0 SHARES
7.  SOLE DISPOSITIVE POWER
    4,322,882 SHARES
8.  SHARED DISPOSITIVE POWER
    0 SHARES
9.  AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    4,322,882 SHARES

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*

     NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    1.3 %

12.  TYPE OF REPORTING PERSON*

     BK
CUSIP NO. 590188108            13G       PAGE 2E OF 5 PAGES

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON
    STATE STREET BANK AND TRUST COMPANY, TRUSTEE/CO-TRUSTEE  04-1867445
    VARIOUS PERSONAL TRUST ACCOUNTS                MERRILL LYNCH

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*

    NOT APPLICABLE                                   A __
                                                     B __


3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    BOSTON, MASSACHUSETTS

5.  SOLE VOTING POWER
    6,370 SHARES
6.  SHARED VOTING POWER
    1,900 SHARES
7.  SOLE DISPOSITIVE POWER
    3,400 SHARES
8.  SHARED DISPOSITIVE POWER
    4,780 SHARES
9.  AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    8,270 SHARES

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*

     NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    .0%

12.  TYPE OF REPORTING PERSON*

     BK
                         SCHEDULE 13G        PAGE 3 OF 5 PAGES
ITEM 1.
  (A)  NAME OF ISSUER
       MERRILL LYNCH & CO., INC.
  (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
       WORLD FINANCIAL CENTER
       NORTH TOWER
       NEW YORK, NY  10281-1222

ITEM 2.

     (A)  NAME OF PERSON FILING
          STATE STREET BANK AND TRUST COMPANY, TRUSTEE


     (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
          RESIDENCE

          225 FRANKLIN STREET, BOSTON, MA 02110


     (C)  CITIZENSHIP

          BOSTON, MASSACHUSETTS



     (D)  TITLE OF CLASS OF SECURITIES

          COMMON STOCK (PAR VALUE $1.33 1/3 PER SHARE)

     (E)  CUSIP NUMBER

          590188108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (B)  _X_  BANK AS DEFINED IN SECTION 3(A)(6) OF THE ACT

                                             PAGE 4 OF 5 PAGES
ITEM 4. OWNERSHIP
  (A)  AMOUNT BENEFICIALLY OWNED
       54,011,125.5 SHARES
  (B)  PERCENT OF CLASS
       16.2%
  (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
    (I)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE
         3,938,952 SHARES
   (II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE
         49,681,873.5 SHARES
  (III)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
         4,326,282 SHARES
   (IV)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
         49,684,843.5 SHARES

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          NOT APPLICABLE

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON.

          NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
         HOLDING COMPANY

          NOT APPLICABLE

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          NOT APPLICABLE

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

          NOT APPLICABLE

ITEM 10.  CERTIFICATION

          THE FOLLOWING CERTIFICATION SHALL BE INCLUDED IF THE
          STATEMENT IS FILED PURSUANT TO RULE 13D-1(B):

          BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED FOR THE PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSES OR EFFECT.

     THIS REPORT IS NOT AN ADMISSION THAT STATE STREET BANK AND TRUST COMPANY IS THE BENEFICIAL OWNER OF ANY SECURITIES COVERED BY THIS REPORT, AND STATE STREET BANK AND TRUST COMPANY EXPRESSLY DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SHARES REPORTED HEREIN PURSUANT TO RULE 13D-4.

                         SIGNATURE

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND
BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                         10 FEBRUARY 1998

                         STATE STREET BOSTON CORPORATION
                         STATE STREET BANK AND TRUST COMPANY,
                         TRUSTEE


                         /s/ Mary Sue Spain
                         Senior Compliance Officer

MERRILL LYNCH & COMPANY INC.


<F1>
ITEM 6 SHARED VOTING POWER

EACH PARTICIPANT (OR IN THE EVENT OF HIS OR HER DEATH, HIS OR HER BENEFICIARY) HAS THE RIGHT TO DIRECT STATE STREET BANK AND TRUST COMPANY (THE "TRUSTEE") IN WRITING AS TO THE MANNER IN WHICH SHARES OF MERRILL LYNCH & CO., INC. COMMON STOCK ("COMPANY STOCK") (INCLUDING FRACTIONAL SHARES) ALLOCATED TO HIS OR HER ACCOUNTS ARE TO BE VOTED ON EACH MATTER BROUGHT BEFORE AN ANNUAL OR SPECIAL STOCKHOLDERS MEETING OF THE ISSUER. SUBJECT TO THE PROVISIONS OF THE UNDERLYING TRUST AGREEMENT, UPON TIMELY RECEIPT OF SUCH DIRECTIONS, THE TRUSTEE IS OBLIGATED, ON EACH SUCH MATTER, TO VOTE AS DIRECTED THE NUMBER OF SHARES (INCLUDING FRACTIONAL SHARES) OF COMPANY STOCK ALLOCATED TO SUCH PARTICIPANT'S ACCOUNTS. THE TRUSTEE IS OBLIGATED TO VOTE BOTH ALLOCATED SHARES FOR WHICH IT HAS NOT TIMELY RECEIVED DIRECTION, AS WELL AS UNALLOCATED SHARES, IN THE SAME PROPORTION AS DIRECTED SHARES ARE VOTED.


<F2>
ITEM 8 SHARED DISPOSITIVE POWER

EACH PARTICIPANT ( OR, IN THE EVENT OF HIS OR HER DEATH, HIS OR HER BENEFICIARY) IS A "NAMED FIDUCIARY" WITHIN THE MEANING OF SECTION 403(a) OF ERISA AND HAS THE RIGHT, TO THE EXTENT OF SHARES OF COMPANY STOCK (INCLUDING FRACTIONAL SHARES) ALLOCATED TO HIS OR HER ACCOUNTS, TO DIRECT THE TRUSTEE IN WRITING AS TO THE MANNER I WHICH TO RESPOND TO A TENDER OR EXCHANGE OFFER WITH RESPECT TO SHARES OF SUCH COMPANY STOCK. SUBJECT TO THE PROVISIONS OF THE UNDERLYING TRUST AGREEMENT, UPON TIMELY RECEIPT OF SUCH INSTRUCTIONS, THE TRUSTEE IS OBLIGATED TO RESPOND AS DIRECTED WITH RESPECT TO THE NUMBER OF SHARES OF SUCH COMPANY STOCK ALLOCATED TO SUCH PARTICIPANT'S ACCOUNTS. IF THE TRUSTEE DOES NOT RECEIVE TIMELY INSTRUCTION FROM A PARTICIPANT (OR BENEFICIARY) AS TO THE MANNER IN WHICH TO RESPOND TO SUCH A TENDER OR EXCHANGE OFFER, THE TRUSTEE IS NOT PERMITTED TO TENDER OR EXCHANGE ANY SHARES OF COMPANY STOCK WITH RESPECT TO WHICH SUCH PARTICIPANT (OR BENEFICIARY) HAS THE RIGHT OF DIRECTION. THE TRUSTEE IS OBLIGATED TO TENDER OR EXCHANGE ANY UNALLOCATED SHARES OF COMPANY STOCK IN THE SAME PROPORTION AS THE NUMBER OF ALLOCATED SHARES FOR WHICH IT HAS RECEIVED DIRECTIONS TO TENDER OR EXCHANGE BEARS TO THE TOTAL NUMBER OF ALLOCATED SHARES. MERRILL LYNCH & CO., INC., WHOSE SUBSIDIARY IS CO-TRUSTEE UNDER THE PLANS, IS RESPONSIBLE FOR SELLING SHARES AS DIRECTED BY PARTICIPANTS AS REQUIRED FOR DISTRIBUTIONS AND TRANSFERS.